

PROSPECTUS

February 1, 2005

Mosaic
Tax-Free Trust

Mosaic Arizona Tax-Free Fund
Mosaic Missouri Tax-Free Fund
Mosaic Virginia Tax-Free Fund
Mosaic Tax-Free National Fund

tax-free trust

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MOSAIC FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Each mutual fund portfolio offered by Mosaic Tax-Free Trust (the "Trust") shares a common objective: To receive income from municipal bonds and to distribute that income to its investors as tax-free dividends. Generally, a "municipal" bond is one that is issued by a city, state or county government. As a result, all dividends from each of the four Funds offered by the Trust are intended to be free from federal income tax.

The Arizona, Missouri and Virginia Funds have a second objective: To distribute dividends that are intended to be exempt from state (and local) tax as well as federal tax.

Principal Investment Strategies of the Trust

Each fund seeks to achieve its objective through diversified investment in municipal bonds. These securities may be issued by state governments, their political subdivisions (for example, cities and counties) and public authorities (for example, school districts, housing authorities, etc.). The funds may also invest in bonds that, under federal law, are exempt from federal and state income taxation, such as bonds issued by the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

We only purchase "investment grade" bonds for the funds. That means bonds in the top four rating categories awarded by nationally recognized statistical rating organizations such as Moody's and S&P.

Principal Risks of Investing in the Trust

All Funds

Interest Rate Risk

The share price of each of these funds reflects the value of the bonds held by them. When interest rates or general demand for municipal securities change, the value of these bonds change. If the value of these bonds falls, the share price of the fund will go down. If the share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

What might cause bonds to lose value? One reason is because interest rates went up. When this happens, existing bonds that pay a lower rate become less attractive and their prices tend to go down.

Legislative Risk

If Congress or a state legislature changes or limits the tax code or the tax-free nature of municipal bonds, they could lose value.

Call Risk

If a municipal bond issuer "calls" a bond (pays it off at a specified price before it matures), the affected fund could have to reinvest the proceeds at a lower interest rate. It may also experience a loss if the bond is called at a price lower than what we paid.

Tax-Related Risk

You can receive a taxable distribution of capital gain. You may also owe taxes if you sell your shares at a price that is higher than the price you paid for them.

Risk of Default

Although each fund invests only in investment grade bonds, it is still possible that unexpected events could cause the municipality issuing a bond to be unable to pay either principal or interest on its bond. This could cause the bond to go into default and lose value.

Fund Specific Risks

Arizona Fund

Particular risks to consider when investing in Arizona securities are:
- The State recently faced severe deficits and education costs associated with population growth and border issues
- An increasing debt burden

- There are no general obligation bonds
- The State has a seasonal population
- Its population is concentrated in Phoenix
- The State restricts local school bond issues

Missouri Fund

Particular risks to consider when investing in Missouri securities are:
- Increasing health and public education costs
- The State Constitution establishes revenue limits tied to personal income growth
- The State's economy is more heavily dependent on transportation than other states
- The State economy is subject to the cyclical automobile and defense-related manufacturing sectors

Virginia Fund

Particular risks to consider when investing in Virginia securities are:
- Diminished financial reserves
- The State must have a balanced budget
- Virginians rely heavily on Federal government and technology sector employment
- Single-term governorships may result in volatile financial policies and management

Risk/Return Bar Chart and Performance Table

The following bar charts illustrate the variability of each fund's returns by showing changes in each fund's performance from year to year over a 10-year period (or for the life of the fund, if less than 10 years). After the bar chart for each fund is a table that compares the fund's average annual total returns with those of a broad-based securities market index that is not subject to the fees and expenses typical of mutual funds. Remember, however, that past performance (before and after taxes) does not necessarily indicate how a fund will perform in the future.

Arizona Fund



During the period shown in the bar chart, the highest return for a quarter was 6.66% (quarter ended March 31, 1995) and the lowest return for a quarter was -7.61% (quarter ended March 31, 1994).

Average Annual Total Returns		
(for the periods ending December 31, 2004		
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	x.xx%	x.xx%	x.xx%
Return after taxes on distributions	x.xx%	x.xx%	x.xx%
Return after taxes on distributions and sale of fund shares	x.xx%	x.xx%	x.xx%
Lehman Muni Index*	x.xx%	x.xx%	x.xx%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Missouri Fund



During the period shown in the bar chart, the highest return for a quarter was 7.35% (quarter ended March 31, 1995) and the lowest return for a quarter was -6.69% (quarter ended March 31, 1994).

Average Annual Total Returns (for the periods ending December 31, 2004)			
	Past One Year	**Past 5 Years**	**Past 10 Years**
Return before taxes	x.xx%	x.xx%	x.xx%
Return after taxes on distributions	x.xx%	x.xx%	x.xx%
Return after taxes on distributions and sale of fund shares	x.xx%	x.xx%	x.xx%
Lehman Muni Index*	x.xx%	x.xx%	x.xx%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Virginia Fund



During the period shown in the bar chart, the highest return for a quarter was 6.78% (quarter ended March 31, 1995) and the lowest return for a quarter was -7.23% (quarter ended March 31, 1994).

Average Annual Total Returns (for the periods ending December 31, 2004)			
	Past One Year	**Past 5 Years**	**Past 10 Years**
Return before taxes	x.xx%	x.xx%	x.xx%
Return after taxes on distributions	x.xx%	x.xx%	x.xx%
Return after taxes on distributions and sale of fund shares	x.xx%	x.xx%	x.xx%
Lehman Muni Index*	x.xx%	x.xx%	x.xx%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

National Fund



During the period shown in the bar chart, the highest return for a quarter was 6.42% (quarter ended March 31, 1995) and the lowest return for a quarter was -7.77% (quarter ended March 31, 1994).

Average Annual Total Returns (for the periods ending December 31, 2004)			
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	x.xx%	x.xx%	x.xx%
Return after taxes on distributions	x.xx%	x.xx%	x.xx%
Return after taxes on distributions and sale of fund shares	x.xx%	x.xx%	x.xx%
Lehman Muni Index*	x.xx%	x.xx%	x.xx%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

*The Lehman Brothers Municipal Bond Index is a recognized, unmanaged index of approximately 25,000 investment grade municipal bonds.

To obtain the most current 30-day yield for any other fund, call our shareholder service department toll-free at 888-670-3600.

Fees and Expenses of the Trust

This table describes the fees and expenses that you may pay if you buy and hold shares of any fund offered by Mosaic Tax-Free Trust.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge
(Load) Imposed on Purchases . . . . . . None
(as a percentage of offering price)
Maximum Deferred Sales Charge (Load) None
(as a percentage of offering price)
Redemption Fee . . . . None
Exchange Fee . . . . None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

	Arizona Fund	Missouri Fund
Management Fees	0.63%	0.63%
Distribution (12b-1) Fees	None	None
Other Expenses	0.48%	0.46%
Total Annual Fund Operating Expenses	1.11%	1.09%

	Virginia Fund	National Fund
Management Fees	0.63%	0.63%
Distribution (12b-1) Fees	None	None
Other Expenses	0.39%	0.44%
Total Annual Fund Operating Expenses	1.02%	1.07%

Example:
This Example is intended to help you compare the cost of investing in a fund offered by Mosaic Tax-Free Trust with the cost of investing in other mutual funds. For simplicity, fee and expense percentages above are rounded to two decimal places.

The Example assumes that you invest $10,000 in the fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Arizona Fund	Missouri Fund	Virginia Fund	National Fund
1 year	$113	$111	$104	$109
3 years	$351	$345	$323	$339
5 years	$609	$598	$561	$587
10 years	$1,346	$1,323	$1,242	$1,300

Additional fees and transaction charges described in Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks and bounced investment checks). In addition, if you purchase or redeem shares in the Trust through a securities broker you may be charged a transaction fee by the broker for handling of the transaction. The Trust does not receive these fees. You can engage in any transaction directly with the Trust to avoid such charges.

Investment Objectives

Each mutual fund portfolio offered by the Trust shares a common objective: To receive income from municipal bonds and to distribute that income to its investors as tax-free dividends. Generally, a "municipal" bond is one that is issued by a city, state or county government. As a result, all dividends from each of the four funds offered by the Trust are intended to be free from federal income tax.

The Arizona, Missouri and Virginia Funds have a second objective: To distribute dividends that are intended to be exempt from state (and local) tax as well as federal tax.

There can be no assurance that the objective of any fund will be achieved.

Although the investment objective of any fund may be changed without shareholder approval, shareholders will be notified in writing prior to any material change.

Implementation of Investment Objectives

We select bonds for each fund that we believe provide the highest combination of yield (the interest rate the bond pays in relation to its price), credit risk and diversification for the respective fund. To a lesser extent, we also consider whether a particular bond may increase in value from its price at the time of purchase. We research and analyzes bonds with the following principal investment strategies in mind:

Municipal Bonds

Each fund seeks to achieve its objective through diversified investment in municipal bonds. These securities may be issued by state governments, their political subdivisions (for example, cities and counties) and public authorities (for example, school districts, housing authorities, etc.). The funds may also invest in bonds that, under federal law, are exempt from federal and state income taxation, such as bonds issued by the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

The Arizona, Missouri and Virginia Funds will invest in bonds that are exempt from federal and state income tax for residents of the state of issue. The National Fund will invest in bonds that are exempt from federal income tax.

We will rely on the opinion of counsel to the issuer of these bonds that they are, in fact, exempt from tax.

We have a fundamental policy that at least 80% of each fund will be invested in the type of tax-exempt securities described by each respective fund's name. Since this is a fundamental policy, we cannot change the policy without shareholder vote.

Bond Diversification

Each fund invests in general obligation bonds of states and municipalities (backed by the general credit of the issuing city, state or county) and specific or limited purpose bonds (supported by a specific power company, hospital or highway project, etc.). Each fund seeks to limit its exposure from any single issuer. This is accomplished by limiting fund purchases from any issuer to no more than 5% of the fund's value at time of purchase.

Bond Maturity

Each fund invests in intermediate and long-term bonds. This is because they normally provide a higher return than comparably rated shorter-term bonds. However, long-term bonds have a greater tendency to fluctuate in value as interest rates change.

The bonds in any fund may have an average maturity of 15 years or more. Average maturities of 8 to 15 years will be more typical. An average maturity of 7 years or less may be appropriate in some market conditions.

Bond Quality

The Trust only purchases "investment grade" bonds. That means bonds in the top four rating categories awarded by nationally recognized statistical rating organizations such as Moody's and S&P (e.g., AAA, AA, A and BBB). (You should refer to the Statement of Additional Information if you would like more detail about the meaning of bond ratings.)

If a fund owns a bond that is downgraded below investment grade, the fund will sell the bond. We will attempt to sell the bond so as to avoid incurring a substantial loss. As a result, the affected fund may have to hold the bond for awhile after its downgrade in an attempt to avoid selling it at a "fire sale" price.

Portfolio Trading Activity – Taxable Capital Gains Potential

We may alter the composition of any fund with regard to quality and maturity and it may sell securities prior to maturity. Under normal circumstances, however, turnover for each fund is generally not expected to exceed 100%.

Sales of fund securities may result in capital gains that are not exempt from taxation. This can occur any time a fund sells a bond at a price that was higher than the price it paid for the bond, even if the fund does not engage in active or frequent trading.

Under normal circumstances, no fund will engage in active or frequent trading of its bonds. However, it is possible that we will determine that market conditions require a significant change to the composition of a fund's portfolio. (For example, if interest rates rise or fall significantly, we may attempt to sell bonds before they lose much value.) Also, if a fund experiences large swings in shareholder purchases and redemptions, we may be required to sell bonds more frequently in order to generate the cash needed to pay redeeming shareholders.

Under these circumstances, the fund could make a taxable capital gain distribution.

Temporary Defensive Position

We might determine that extraordinary conditions exist (such as tax law changes or a need to adopt a defensive investment position) that make it advisable to invest a larger portion of any fund's assets in taxable investments. If this occurs, more than 20% and even as much as 100% of a Fund's assets could be invested in securities whose income is taxable on the federal or state level. If this situation were to occur, the affected Fund would not be invested in a manner designed to achieve its investment objective.

Risks

Interest Rate and Market Risk

The value of shares purchased in each fund will fluctuate due to changes in the value of securities held by such fund. At the time an investor sells his or her shares, they may be worth more or less than their original cost.

Municipal securities tend to increase in value when prevailing interest rates fall, and to decrease in value when prevailing interest rates rise. The longer the maturities of the bonds held in the fund, the greater the magnitude of these changes. Investments with the highest yields may have longer maturities or lower quality ratings than other investments, increasing the possibility of fluctuations in value per share.

Legislative Risk

Municipal bonds pay lower rates of interest than comparable corporate bonds because of the tax-free nature of their interest payments. If the tax-free status of municipal securities is altered or eliminated by act of Congress or the legislature of any particular state, the value of the affected bonds will drop. This is because their low interest payments will be less competitive with other taxable bonds.

Tax-Related Risk

While dividend income is expected to be tax-free, shareholders in each fund can recognize taxable income in two ways:

(1) If you sell your shares at a price that is higher than when you bought them, you will have a taxable capital gain. On the other hand, if you sell your shares at a price that is lower than the price when you bought them, you will have a deductible capital loss.

(2) In the event a fund sells more securities at prices higher than when they were bought by the fund, the fund may pass through the profit it makes from these transactions by making a taxable capital gain distribution. (The discussion regarding Portfolio Trading Activity - Taxable Capital Gains Potential in the previous section above explains what circumstances can produce taxable capital gains.)

Call Risk

We may buy "callable bonds." This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond we own, we could have to reinvest the proceeds at a lower interest rate. Also, if the price we paid for the bond was higher than the call price, the effect is the same as if the affected fund sold the bond at a loss.

Risk of Default

Although each fund invests only in investment grade bonds, it is still possible that unexpected events (for example, unexpected state or municipal budget deficits brought about by a disaster or unforeseen economic developments, fraud or corruption within a state or municipal government, unanticipated costs resulting from new state legislation or entitlements, etc.) could cause the municipality issuing a bond to be unable to pay either principal or interest on its bond. This could cause the bond to go into default and lose value. A full description of the characteristics of investment grade bonds is contained in the Statement of Additional Information.

Portfolio Specific Risks

Arizona, Missouri and Virginia Funds are Not Diversified Geographically. Since each of these funds will invest primarily in securities issued by one state, each fund is susceptible to changes in value due to political and economic factors affecting its state. Discussed below are various risks you should consider when investing in a single state bond fund. We monitor these developments and unique situations in each state. We attempt to make purchases or sales for the Trust with these specific state related risks in mind.

Arizona Fund

The State of Arizona does not issue general obligation bonds. As a result, Arizona municipal bonds are issued by local jurisdictions (cities, school districts) or are tied to specific municipal projects. This also means that bonds are not always backed by state-wide revenues.

Arizona's population is concentrated in the Phoenix area. Also, the state-wide population tends to fluctuate seasonally. The State has a significant winter tourist and part-time resident population. These demographic factors affect the amounts of revenue generated to pay for Arizona bonds. It also limits the diversity of these bonds.

Finally, in order to equalize school districts in Arizona, the State government controls school funding. The State is required to fund existing deficiencies. This may require the State to issue additional school bond financing, although Arizona voters approved a sales tax increase in November 2000 to help with education funding costs. The economic slowdown during 2001-2003 significantly reduced state and local revenue, and the State faced a deficit of up to $1 billion for the fiscal year ended June 30, 2004. The State faces particular challenges funding health and education in light of population growth and border issues. However, significant increases in sales and income taxes stabilized the State's budget and a variety of Arizona's debt obligations have seen their ratings improve as of the date of this prospectus. The State is seeing its debt burden increase and future budget constraints remain in light of a state legislature generally unwilling to raise taxes or increase state borrowing.

Missouri Fund

Missouri has a higher than average reliance on manufacturing revenue. Some of this manufacturing is in the cyclical automobile and defense-related industries. As a result, Missouri revenues can be reduced when these industries enter a slow period.

Missouri is somewhat more dependent on transportation (railroads, trucking and air) than the nation as a whole. If the oil costs rise or other factors affect the transportation sector, Missouri could be more seriously affected than other states.

Missouri recently approved tax cuts that will reduce revenue and revenue has, in fact, been down for two years in a row. Its Constitution requires the State to refund to taxpayers all revenue above certain limits tied to personal income growth. The tax cuts are intended to keep revenue in line with the limit. The

economic slowdown during 2001-2003 reduced tax revenues, but the State's 2004 and 2005 budgets call for balanced operations with no increase to the State's major taxes. Nevertheless, like many state governments, the State is facing increasing costs for health care (Medicaid) and public education.

Virginia Fund

Virginia is required to have a balanced budget. After years of service cuts and accumulated operating deficits, the Commonwealth's General Assembly recently reformed the budget to, among other things, increase sales taxes and impose a 20 cent tax on cigarettes which will increase to 30 cents in 2005. Tax reform is expected to add significant new revenues to help pay for increasing education and health and human services costs. The Commonwealth has severely depleted its stabilization fund and is operating from a point of diminished financial reserves. However, excess revenue following tax reform is expected to help replenish the stabilization fund.

Virginians have a higher than average reliance on the Federal government for employment than other states. At the same time, the Federal government is attempting to reduce its size. Although much of the Federal civilian workforce reductions in Virginia have already occurred, the State remains vulnerable to military reductions and base closings. However, the growth of internet and telecommunications related high-tech represents a point of economic vulnerability due to the high-tech focus in northern Virginia. The recent high-tech decline has negatively affected real estate values.

Portfolio Holdings

Portfolio securities information is available on the Mosaic website at www.mosaicfunds.com. It can be accessed for any fund by "clicking" on the name of the fund in which you are interested from the second "drop down" menu entitled "The Funds" on the Mosaic website's front page and then selecting "Portfolio of Investments." Top 10 holdings current to the most recent calendar quarter is initially provided. You may also obtain a complete list of portfolio holdings by selecting the link to "Complete (name of Fund) Portfolio Holdings" at the bottom of the "Top 10 Holdings" page. Mosaic's policy is to post this information after five business days have passed after the end of the quarter and to keep the information on the website until the next quarterly information is posted. In response to shareholder demand, we may increase the frequency with which we post portfolio holdings to reflect the most recent month-end. A complete description of the Trust's policies and procedures with respect to the disclosure of each of its fund's portfolio securities is available in the Trust's Statement of Additional Information ("SAI"). (See the back cover for information about the SAI.)

Management

The Advisor

We are Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin. As of the date of this prospectus, we manage approximately $400 million in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1974, provides professional portfolio management services to a number of clients and, with its subsidiaries, has approximately $10 billion under management as of the date of this prospectus. We share investment management personnel with Madison.

We are responsible for the day-to-day administration of the Trust's activities. Investment decisions regarding each of the Trust's funds can be influenced in various manners by a number of individuals.

Generally, all decisions regarding a fund's average maturity, duration and investment considerations concerning interest rate and market risk are the primary responsibility of

Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

Day-to-day decisions regarding the selection of individual bonds and other management functions for all of the Trust's funds are primarily the responsibilities of Michael J. Peters and Chris Berberet.

Mr. Peters, portfolio manager and vice president of Madison since joining Madison in February 1997, was formerly Vice President and Fixed-Income Portfolio Manager for Wachovia Asset Management from March 1993 until joining Madison. Mr. Peters became involved in the management of the Trust's six funds on February 20, 1997.

Mr. Berberet, vice president of Madison Mosaic and a principal of Madison, joined Madison in 1992. Since that time, he has continuously been a lead manager for the fixed-income portfolios of Madison's private advisory clients. He has also been a member of Madison's investment policy committee since joining Madison in 1992. Mr. Berberet began managing the Trust's portfolios after July 31, 1996.

Compensation

Investment Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Trust. The fee equals 0.625% per year of the average daily net assets of each fund. This fee is deducted automatically from all accounts and is reflected in the daily price of each fund.

Other Expenses. Under a separate Services Agreement with the Trust, we provide or arrange for each fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of each fund for these services. We also accrue for the fixed, direct expenses paid by the Trust for the compensation of the Trust's Independent Trustees and its independent auditor. At the end of the Trust's most recent fiscal year, this fee (including accrual for direct expenses), was set at the following rates: National Fund – 0.44%; Arizona Fund – 0.48%; Missouri Fund – 0.46%; and Virginia Fund – 0.39%.

Pricing of Fund Shares

The price of each fund share is based on its net asset value (or "NAV"). This equals the total daily value of the respective fund's assets, minus its liabilities, divided by the total number of outstanding shares. Each fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

We use the market value of the securities in each fund in order to determine NAV. We obtain the market value from one or more established pricing services. The Trust maintains a "pricing committee" to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair. In accordance with policies approved by the Trustees, the pricing committee may determine that the "fair value" of a particular security is different than the market value provided by the pricing service. Although this would be an unusual occurrence for the types of securities held by the Trust, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world. In using fair value pricing, the Trust's goal is to prevent fund share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the "market" price of portfolio securities calculated at the close of the New York Stock Exchange.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed. This may be higher, lower or the same as the NAV from the previous day.

Shareholder Information

Dividends and Distributions

The net income for all the funds is declared as dividends monthly. Dividends are paid in the form of additional shares credited to your account at the end of each calendar month, unless you elect in writing to receive a monthly dividend check. Any net realized capital gains would be distributed at least annually. (Please refer to Mosaic's "*Guide to Doing Business*" for more information about dividend distribution options.)

Frequent Purchases and Redemptions of Fund Shares

General Rule

Mosaic Funds' discourages investors from using the Trust to frequently trade or otherwise attempt to "time" the market. As a result, Mosaic Funds reserves the right to reject a purchase or exchange request for any reason.

Market Timing

Mosaic Funds policy is to block shareholders or potential shareholders from engaging in harmful trading behavior in Mosaic Funds. To accomplish this, we reserve the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder's right to redeem an account.

Risk of Dilution. Moving money in and out of funds on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation. This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on fund performance. In particular, a successful "market-timer" could, over time, dilute the value of fund shares held by long-term investors by essentially "siphoning off" cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed. However, the opposite effect can happen when these "market-timers" are unsuccessful. In that case, their activity would increase fund cash levels and benefit other investors over time. In any event, investors in any Mosaic fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Identifiable Harmful Frequent Trading and Market-Timing Activity. Mosaic Funds identifies harmful trading activity as having a negative effect on portfolio management or fund expenses. For example, a fund subject to frequent trading or "market-timing" must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity. Cash balances must be over and above the "normal" cash requirements the fund keeps to handle redemption requests from long-term shareholders, buy and sell portfolio securities, etc. By forcing management to keep greater cash balances to accommodate market timing, a fund may be unable to invest its assets in accordance with the fund's investment objectives. Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements. To the extent market-timing activity of this sort requires the affected fund to continually purchase and sell securities, the fund's transaction costs will increase in the form of brokerage commissions and custody fees. Finally, frequent trading activity results in a greater burden on the affected fund's transfer agent (the Mosaic Funds customer service department), increasing transfer agent expenses and, if not actually raising fund expenses, at least preventing us from lowering them. For all of these reasons, when approached by firms or individuals who request access for market timing activities, we decline; when trades are attempted without such courtesy we make every effort to block them and prohibit any future investments from the source of such trades. Mosaic Funds does not define market-timing by the frequency or amount of trades during any particular time period. Rather, we seek to prevent market-timing of any type that harms the fund in the manner described in this paragraph.

Mosaic Funds does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although we reserve the right to impose such restrictions upon notice in the future. Mosaic Funds does not specifically define the frequency of trading that it will consider "market timing" because our goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity. As a result, when Mosaic Funds identifies any shareholder activity that causes or is expected to cause the negative results described above, Mosaic Funds will block the shareholder from making future investments. In effect, we will allow harmful market-timers to leave Mosaic and shut our doors to their return.

We will use our discretion to determine whether transaction activity is harmful based on the criteria described above. Except as described below, we do not distinguish between shareholders that invest directly with a fund or shareholders that invest with Mosaic through a broker (either directly or through an intermediary account), an investment advisor or other third party as long as the account is engaging in harmful activity as described above.

Exceptions or Other Arrangements. It is possible that we will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of any fund (see the section entitled "Risk of Dilution"). However, we believe our procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled "Identifiable Harmful Frequent Trading and Market-Timing Activity" regardless of the nature of the shareholder or method of investment in Mosaic Funds.

Because we discourage market timing in general, Mosaic Funds does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although we believe we make reasonable efforts to block shareholders that engage in or attempt to engage in harmful trading activities, Mosaic Funds cannot guarantee that it will successfully identify and block every shareholder that does it or attempts to do it.

Taxes

Federal Tax Considerations

Each fund offered by the Trust will distribute to shareholders 100% of its net income and net capital gains, if any. At least 80% of the net income each fund distributes will be tax-free income.

Capital gain distributions, if any, will be taxable to you. In January each year, the Trust will send you an annual notice of dividends and other distributions paid during the prior year. While dividends will normally be exempt from income tax, capital gain distributions, if any, are subject to taxation. Capital gain distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price fluctuates for each fund, if you redeem shares you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Trust to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 30% of dividends, any capital gain distributions and redemptions. Any fine assessed against the

Trust that results from your failure to provide a valid social security or tax identification number will be charged to your account.

In addition to possible taxable capital gain distributions, certain bonds owned by the Trust generate income that is subject to the Alternative Minimum Tax ("AMT"). The interest on these "private activity" bonds could become subject to AMT if you are a taxpayer that meets the AMT criteria. If you are subject to AMT, you will be required to add any income attributable to these bonds (as reported by the Trust annually) to other so-called "tax preference items" to determine possible liability for AMT. Income from AMT bonds may not exceed 20% of any fund's net income.

State Tax Considerations

While dividends from the Arizona, Missouri and Virginia Funds will normally be exempt from income tax for investors in their respective states, capital gain distributions are subject to applicable state taxation in Arizona, Missouri and Virginia.

Normally, the percentage of the National Fund invested in the shareholder's home state becomes the percentage of total dividend income exempt from state taxes. However, in most states, the rest of the dividends from the National Fund will be subject to any state income tax.

Financial Highlights

The following financial highlights tables are intended to help you understand each fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in each fund (assuming reinvestment of all dividends and distributions). This information for the fiscal year ended September 30, 2004 has been derived from financial statements audited by Grant Thornton LLP, whose report dated November 11, 2004, along with the financial statements of each of the funds of the Trust, are included in the annual report which is available upon request. Information for prior years was derived from financial statements audited by other auditors.

ARIZONA FUND

	Year Ended September 30,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$10.96	$11.00	$10.63	$10.06	$10.03
Investment operations:					
Net investment income	0.37	0.38	0.39	0.42	0.45
Net realized and unrealized gain (loss) on investments	(0.12)	(0.04)	0.37	0.57	0.03
Total from investment operations	0.25	0.34	0.76	0.99	0.48
Less distributions from net investment income	(0.37)	(0.38)	(0.39)	(0.42)	(0.45)
Net asset value, end of year	$10.84	$10.96	$11.00	$10.63	$10.06
Total return (%)	2.38	3.17	7.37	10.01	4.93
Ratios and supplemental data					
Net assets, end of year (in thousands)	$6,313	$6,605	$6,801	$6,883	$6,451
Ratio of expenses to average net assets (%)	1.11	1.11	1.11	1.10	1.12
Ratio of net investment income to average net assets (%)	3.45	3.47	3.69	4.01	4.53
Portfolio turnover (%)	3	5	15	20	29

MISSOURI FUND

	Year Ended September 30,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$11.08	$11.24	$10.72	$10.17	$10.12
Investment operations:					
Net investment income	0.38	0.40	0.41	0.43	0.44
Net realized and unrealized gain (loss) on investments	(0.03)	(0.16)	0.52	0.55	0.05
Total from investment operations	0.35	0.24	0.93	.98	0.49
Less distributions from net investment income	(0.38)	(0.40)	(0.41)	(0.43)	(0.44)
Net asset value, end of year	$11.05	$11.08	$11.24	$10.72	$10.17
Total return (%)	3.23	2.24	8.96	9.79	5.03
Ratios and supplemental data					
Net assets, end of year (in thousands)	$8,235	$7,841	$8,569	$7,943	$7,321
Ratio of expenses to average net assets (%)	1.08	1.09	1.08	1.08	1.09
Ratio of net investment income to average net assets (%)	3.45	3.63	3.85	4.06	4.43
Portfolio turnover (%)	2	17	21	16	26

VIRGINIA FUND

	Year Ended September 30,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$12.06	$12.16	$11.70	$11.14	$11.13
Investment operations:					
Net investment income	0.41	0.45	0.48	0.49	0.50
Net realized and unrealized gain					
(loss) on investments	--	(0.05)	0.46	0.56	0.01
Total from investment operations	0.41	0.94	1.05	0.51	
Less distribution from:					
net investment income	(0.41)	(0.45)	(0.48)	(0.49)	(0.50)
net capital gains	(0.14)	(0.05)	--	--	--
Total distributions	(0.55)	(0.50)	(0.48)	(0.49)	(0.50)
Net asset value, end of year	$11.92	$12.06	$12.16	$11.70	$11.14
Total return (%)	3.46	3.35	8.22	9.62	4.78
Ratios and supplemental data					
Net assets, end of year (in thousands)	$28,157	$29,681	$30,080	$29,747	$28,526
Ratio of expenses to					
average net assets (%)	1.02	1.01	1.01	1.01	1.02
Ratio of net investment income					
to average net assets (%)	3.41	3.72	4.05	4.26	4.60
Portfolio turnover (%)	16	31	27	38	24

NATIONAL FUND

	Year Ended September 30,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$11.45	$11.53	$10.97	$10.43	$10.30
Investment operations:					
Net investment income	0.38	0.38	0.41	0.49	0.42
Net realized and unrealized gain					
(loss) on investments	(0.10)	(0.08)	0.56	0.54	0.13
Total from investment operations	0.28	0.30	0.97	1.03	0.55
Less distribution from					
net investment income	(0.38)	(0.38)	(0.41)	(0.49)	(0.42)
Net asset value, end of year	$11.35	$11.45	$11.53	$10.97	$10.43
Total return (%)	2.47	2.72	9.08	10.03	5.53
Ratios and supplemental data					
Net assets, end of year (in thousands)	$22,526	$23,489	$24,274	$24,417	$21,951
Ratio of expenses to					
average net assets (%)	1.07	1.07	1.07	1.06	1.07
Ratio of net investment income					
to average net assets (%)	3.31	3.37	3.70	4.48	4.15
Portfolio turnover (%)	28	21	56	53	78

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tax–free trust

Mosaic Tax-Free Trust has a Statement of Additional Information (SAI) that includes additional information about each Mosaic Tax-Free Fund. Additional information about each Fund's investments is available in the Trust's annual and semi-annual reports to shareholders. The the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Trust's funds during their last fiscal year. The SAI, the Trust's annual and semi-annual reports, and other information about the Trust are available without charge by calling 1-800-368-3195. Use the shareholder service number below to make shareholder inquiries.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "*Guide to Doing Business.*" Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about any Mosaic Tax-Free Fund or if you would like a copy of any written fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com

Finally, you can review and copy information about the Mosaic Income Trust (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRANSFER AGENT	TELEPHONE NUMBERS
Mosaic Funds	**Shareholder Service**
c/o US Bancorp Fund Services, LLC	Toll-free nationwide: 888-670-3600
P.O. Box 701	
Milwaukee, WI 53201-0701	



www.mosaicfunds.com

SEC File Number 811-3486